FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item
1	Material fact dated November 10, 2009.

MATERIAL FACT
Following the Material Fact announcement published on October 7, 2009, Banco Santander hereby reports that the underwriters of the capital increase carried out by Banco Santander (Brasil) S.A. have partially exercised the green shoe option available to them, as they have subscribed for 35,955,648 units of the total 75,000,000 units contemplated in the offer. Following the partial exercising of such green shoe option, the placement has been for 17.32% of the capital prior to the increase (14.76% after the increase). The free float of Banco Santander (Brasil) following the transaction amounts to 16.45%.
Taking into account the partial exercising of the green shoe option, the total definitive amount of the increase has been 5,092 million euros and the estimated amount of the capital gain for the Group, which will be assigned to generic provisions, is 1,499 million euros (all of the foregoing, at the exchange rates prevailing at the time of the respective transactions).
Boadilla del Monte (Madrid), November 10, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 10, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President